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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thor Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue Suite 2020
(No. and Street)

New York, New York 100[illegible]
(City) (State) (Zip Code)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Kambouris (212) 973-0067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker & Rosenblatt, LLC
(Name – *if individual, state last, first, middle name*)

411 Hackensack Ave. Hackensack, NJ 07601
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 ? 2007
WASH. D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Kam Bolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schenker + Rosenblatt, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

ABRAHAM BENNUN
Notary Public, State of New York
No. 02BE6128019
Qualified in New York County
My Commission Expires 06/06/09

SUBSCRIBED AND SWORN BEFORE ME THIS 22 DAY OF Feb, 2007
NOTARY PUBLIC, STATE OF NEW YORK

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOR CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2006

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


CHENKER
&
OSENBLATT
L.L.C.
Certified
Public
Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of:
Thor Capital, LLC

We have audited the accompanying balance sheet of Thor Capital, LLC as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, accounting principles generally accepted in the United States of America require the Company to consolidate (combine) various commonly owned and controlled entities in accordance with the Financial Accounting Standards Board Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities". Management has informed us that they have not done so. The effects of this departure from generally accepted accounting principles on the financial position, results of operations, and cash flows have not been determined.

In our opinion, except for the effects of not consolidating (combining) various commonly owned and controlled entities, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I, required by Rule 17a-5 of the Securities and Exchange Commission, on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenker & Rosenblatt, LLC

Hackensack, NJ
February 23, 2007

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Thor Capital, LLC
Balance Sheet
December 31, 2006

Assets

Current assets:	
Cash	$ 2,818
Due from clearing organization	212,589
Due from affiliate	240,444
Security owned at market value	9,237
Total Current assets	465,088
Property and equipment:	
Furniture, fixtures and equipment	209,671
Leasehold improvements	15,810
Accumulated depreciation	(146,735)
Total Property and equipment - net	78,746
Security deposit - rent	56,900
Total Assets	$ 600,734

Liabilities and Members' equity

Current liabilities:	
Accounts payable and accrued expenses	6,000
Total Current liabilities	6,000
Members' equity	594,734
Total Liabilities and Members' equity	$ 600,734

See accompanying notes to the financial statements

Thor Capital, LLC
Statement of Income
Year Ended December 31, 2006

Operating revenue:	
Commissions (net of clearing charges and execution fees of $40,795)	$ 37,086
Other revenue	31,906
Net realized and unrealized gains (losses) on securities	(10,720)
Interest and dividends	8,361
Total Operating revenue	66,633
Operating expenses	
Staffing, employee compensation and benefits	56,653
Depreciation and amortization	31,848
Occupancy and equipment rental	25,127
Professional fees	21,397
Regulatory fees	17,000
Continuing education	12,193
Other	5,845
Total Operating expenses	170,063
Net income (loss)	$ (103,430)

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Changes In Members' Equity
Year Ended December 31, 2006

Members' equity @ January 1, 2006	$	375,553
Net income (loss)		(103,430)
Members' capital contributions		553,391
Members' capital distributions		(230,780)
Members' equity @ December 31, 2006	$	594,734

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activites:	
Net income (loss)	($103,430)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	31,848
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	343,257
Securities owned at market value, net	(9,237)
Due from affiliate	(240,444)
Prepaid expenses	10,800
Increase (decrease) in:	
Due to member	(182,539)
Due to clearing broker	(135,917)
Accounts payable and accrued expenses	(14,382)
Net cash provided (used) by operating activities	(300,044)
Cash flows from investing activities:	
Purchases of equipment and leasehold improvements	(27,234)
Net cash provided (used) by investing activities	(27,234)
Cash flows from financing activities:	
Members' contributions	553,391
Members' distributions	(230,780)
Net cash provided (used) by financing activities	322,611
Net increase (decrease) in cash	(4,667)
Cash, beginning	7,485
Cash, ending	$ 2,818

Supplemental Cash Flow Information

Noncash investing activity:	
Write-off of unused fully depreciated furniture, fixtures and equipment	$ 106,127
Write-off of unused fully amortized website development costs	$ 60,175

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

The Company is a limited liability company which was organized in the state Delaware on June 18, 1998. The Company acts as an introducing broker to engage in equity securities transactions for its customers. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. on February 11, 1999.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission revenues and expenses are generally recorded on a settlement-date basis.

Securities owned are valued at market value.

Furniture, fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is however, responsible for city unincorporated business tax and provision has been made for such.

The carrying amounts of cash, current assets and current liabilities are a reasonable estimate of fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the customers' securities transactions are provided by one clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2005, these accounts were fully collateralized by securities owned by the customers.

At December 31, 2006, the receivable from clearing broker represents cash maintained at the clearing broker and fees receivable from the clearing broker.

NOTE 4 – OPERATING LEASE

On April 15, 2005 the Company entered into a sublease agreement to rent new (larger) space in the building it currently occupies. The term of the sublease agreement runs from June 30, 2005 to May 30, 2015. The commencement date is the date the premises is ready (after appropriate fit-up work is completed) for its intended use, which was in March, 2006. The actual total rent for year ended December 31, 2006 was $113,779 of which $22,594 was paid by the Company. The remaining $91,185 was paid by affiliated entities of the Company (see Note 5).
Minimum future lease payments are as follows:

2007	$ 136,535
2008	136,535
2009	136,535
2010	136,535
2011	143,036
Thereafter	493,151
	$1,182,327

Rent expense for the year ended December 31, 2006 amounted to $22,594.

NOTE 5 - FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. (FIN) 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES"

Generally Accepted Accounting Principals requires the Company to consolidate (or combine) its financial statements with those entities that are commonly owned and controlled (affiliated) by the same shareholders. Additionally, Thor United Corp., (an affiliate due to common ownership and control) has a 55% equity interest in the Company, as such a variable interest is implied due to an equity investment at risk. The Company is subject to FIN 46 and is not combining (as required) affiliated entities.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2006, the Company had net capital of $214,722 which was $114,722 in excess of its required net capital of $100,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2006, the Company received $9,000, which is included in other revenue for the performance of administrative services for Thor Capital Management, LLC (an affiliate of the Company).

During 2006, the Company paid $240,444 on behalf of Thor Asset Management, Inc. (an affiliate of the Company) to an independent third party for staffing services rendered, this amount is classified as Due from Affiliate at December 31, 2006.

Thor Capital Management, LLC and Thor Asset Management, Inc. are related parties to the Company by virtue of its common management and ownership (see Notes 4 and 5).

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

SUPPLEMENTARY INFORMATION

Thor Capital, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2006

Members' equity	$	594,734
Non-allowable assets		376,090
Net capital before haircuts		218,644
Haircuts on securities		3,922
Net capital		214,722
Minimum capital requirements of the greater of 6.23% aggregate indebtedness of $6,000 or $100,000		100,000
Excess net capital	$	114,722
Ratio of aggregate indebtedness to net capital		.028 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses		6,000
Total aggregate indebtedness	$	6,000

Reconcilialion of net capital:

Net capital as reported in company's unaudited part IIA of the Focus Report	$	215,722
Audit adjustments relating to: Increase in accrued expenses		(1,000)
Net capital per report pursuant to Rule 17a-5 (d)	$	214,722

See the accompanying notes to the financial statements

THOR CAPITAL, LLC
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2006

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schenker & Rosenblatt, LLC.

Hackensack, New Jersey
February 23, 2007

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

END